                                 CLAIMSNET.COM

                               1998 ANNUAL REPORT

                                       TO

                                  STOCKHOLDERS

                               NOVEMBER 29, 1999

                               TABLE OF CONTENTS

Summary Data................................................      1

Business....................................................      2

Price Range of the Common Stock.............................      3

Dividend Policy.............................................      3

Selected Financial Data.....................................      4

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................      5

Management..................................................     10

Changes in, and Disagreements with, Accountants.............     12

Index to Consolidated Financial Statements..................    F-1

                                  SUMMARY DATA

Executive Office:

                 12801 North Central Expressway
                 Suite 1515
                 Dallas, Texas 75243

Officers:        Bo W. Lycke             Chairman of the Board, President and Chief Executive
                                         Officer
                 Terry A. Lee            Executive Vice President and Chief Operating Officer
                 Paul W. Miller          Vice President and Chief Financial Officer
                 Randall S. Lindner      Vice President of Technology
                 C. Kelly Campbell       Vice President and Secretary
                 Abbas R. Kafi           Vice President of Information Systems
                 Cheryl L. Corless       Vice President of Customer Operations
                 Ellen Opperthauser      Vice President of Marketing
                 Sheri Larkin            Vice President and Corporate Controller
                 Patricia Davis          Vice President of Business Development
                 Ward L. Benson          Treasurer

Directors:       Bo. W. Lycke, Chairman
                 Terry A. Lee            Sture Hedlund
                 Ward L. Benson          John C. Willems
                 Robert H. Brown, Jr.    Westcott W. Price III

Auditors:        Ernst & Young LLP, Dallas, Texas

Counsel:         Brock Silverstein LLC, New York, New York

Common Stock Market:

                 Nasdaq SmallCap ("CLAI")
                 Boston Stock Exchange ("CLA")

Transfer Agent and Registrar:

                 Continental Stock Transfer and Trust Company

                                    BUSINESS

    Claimsnet.com inc. is an electronic commerce company engaged in healthcare transaction processing for the medical and dental industries by means of the Internet. Its proprietary software, which was developed over the last six years and resides entirely on its servers, allows healthcare providers to prepare and enter healthcare claims interactively on the Internet and electronically transmits the claims to Claimsnet.com for processing. It also allows Claimsnet.com to download claims from the healthcare providers' computers directly to its servers. The software provides real-time editing of the claims data for compliance with the format and content requirements of payors and converts the claims to satisfy payor's specific processing requirements. Claimsnet.com then electronically transmit processed claims on behalf of healthcare providers, directly or indirectly, to medical and dental payors that accept claims processing transmissions electronically. In addition, Claimsnet.com's software provides for secure encryption of all claims data transmitted in compliance with the regulations of the United States Health Care Financing Administration. The payors to which claims processed by Claimsnet.com have been submitted, primarily through clearinghouses, such as McKesson HBOC and Envoy Corporation with which it has agreements, include plans and affiliates of Aetna Life & Casualty Company, Inc., MetLife Healthcare/Metropolitan Healthcare Corporation, Cigna Healthcare, Inc., The Prudential Insurance Company of America, Blue Shield/Blue Cross of Louisiana, and United Healthcare Corporation.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock of Claimsnet.com has been traded on the Nasdaq SmallCap Market and the Boston Stock Exchange since April 6, 1999. The following table sets forth, for the fiscal periods indicated, the quarterly high and low sales prices for our common stock, as reported by Nasdaq.

                                                                  SALES PRICE
                                                              -------------------
PERIOD                                                          HIGH       LOW
------                                                        --------   --------
From April 6, 1999 through June 30, 1999....................  $19.125     $7.563

Three months ended September 30, 1999.......................    8.500      4.000

From October 1, 1999 through November 24, 1999..............   10.750      4.000

    The last reported sale price of the Common Stock on the Nasdaq SmallCap Market on November 24, 1999 was $10.00 per share. As of November 10, 1999, there were 3,122 holders of record of the Common Stock.

                                DIVIDEND POLICY

    Claimsnet.com has not paid any cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. Claimsnet.com intends to retain future earnings, if any, for reinvestment in the development and expansion of its business. Any credit agreements which we may enter into with institutional lenders may restrict its ability to pay dividends. Whether Claimsnet.com pays cash dividends in the future will be at the discretion of its Board of Directors and will be dependent upon its financial condition, results of operations, capital requirements, and any other factors that the Board of Directors determines to be relevant.

                            SELECTED FINANCIAL DATA

    The following selected statement of operations data of Claimsnet.com is for the period from its inception on April 8, 1996 through December 31, 1996 and the years ended December 31, 1997 and 1998. The selected balance sheet data as of December 31, 1996, 1997, and 1998 and statement of operations data are derived from Claimsnet.com's consolidated financial statements and related notes included elsewhere in this Annual Report, audited by King Griffin & Adamson P.C., independent certified public accountants for Claimsnet.com. The selected statement of operations data for the year ended December 31, 1997 includes the results of operations of Medica from June 2, 1997, its date of acquisition. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Claimsnet.com's consolidated financial statements and the related notes included elsewhere in this Annual Report

                                                         PERIOD FROM
                                                        APRIL 8, 1996
                                                         (INCEPTION)       YEAR ENDED DECEMBER 31,
                                                           THROUGH        -------------------------
                                                      DECEMBER 31, 1996      1997          1998
                                                      -----------------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues............................................     $       --       $    81,712   $   154,653
                                                         ----------       -----------   -----------
Total operating expense.............................        147,918         2,514,290     4,509,553
                                                         ----------       -----------   -----------
Interest expense--affiliate.........................        158,123           389,548       313,680
Interest income.....................................             --           (40,817)       (6,113)
                                                         ----------       -----------   -----------
New loss............................................     $  306,041)      $(2,781,309)  $(4,662,467)
                                                         ==========       ===========   ===========
Loss per weighted average common share outstanding
  (basic and diluted)...............................     $    (0.13)      $     (0.98)  $     (1.41)
                                                         ==========       ===========   ===========
Weighted average common shares outstanding (basic
  and diluted)......................................      2,348,894         2,850,796     3,309,280
                                                         ==========       ===========   ===========

                                                                      DECEMBER 31,
                                                         ---------------------------------------
                                                            1996          1997          1998
                                                            ----          ----          ----
BALANCE SHEET DATA:
Current assets.........................................  $    15,659   $   419,329   $   105,691
Total assets...........................................      978,332     2,174,597     1,653,479
Working capital........................................       15,659        36,202    (1,088,978)
Long-term debt.........................................    4,408,373     3,468,320     4,323,127
Stockholders' deficit..................................   (3,430,041)   (1,676,850)   (3,864,317)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PORTIONS OF THIS ANNUAL REPORT CONTAIN FORWARD LOOKING INFORMATION THAT INVOLVE RISKS AND UNCERTAINTIES. CLAIMSNET.COM'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THESE FORWARD LOOKING INFORMATION. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ELSEWHERE IN THIS ANNUAL REPORT. THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH CLAIMSNET.COM'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

IN GENERAL

    As of December 31, 1996, December 31, 1997 and December 31, 1998, Claimsnet.com had working capital of $15,659, $36,202, and $(1,088,978), respectively, and stockholders' equity (deficit) of $(3,430,041), $(1,676,850), and $(3,864,317), respectively. Claimsnet.com generated revenues of $81,712 through December 31, 1997, and $154,653 for the year ended December 31, 1998. Claimsnet.com has incurred net losses since inception and expects to continue to operate at a loss for the foreseeable future. For the period from its inception on April 8, 1996 through December 31, 1996, the years ended December 31, 1997, and 1998, Claimsnet.com incurred net losses of $(306,041), $(2,781,309), and $(4,662,467), respectively. There can be no assurance that Claimsnet.com will ever achieve profitability. In addition, during the year ended December 31, 1998, Claimsnet.com recorded negative cash flow of $351,152.

    Claimsnet.com is in the early stage of operations and, as a result, the relationships between revenue, cost of revenue, and operating expenses reflected in the financial information included in this Annual Report do not represent future expected financial relationships. Much of the cost of revenue and operating expenses reflected in Claimsnet.com's consolidated financial statements are relatively fixed costs. Claimsnet.com expects that these expenses will increase with the escalation of sales and marketing activities and transaction volumes, but at a much slower rate of growth than the corresponding revenue increase. Accordingly, Claimsnet.com believes that, at its current stage of operations period to period comparisons of results of operations are not meaningful.

PLAN OF OPERATIONS

    Claimsnet.com's business strategy is:

    - to aggressively market electronic claims processing services to outpatient healthcare providers, including clinics, hospitals, physicians, HMOs,third party administrators, dentists, and other outpatient service providers,

    - to expand the services offered by Claimsnet.com to include additional transaction processing functions, such as eligibility for benefit coverage, HMO encounter forms, and practice management functions, such as in order to diversify sources of revenue,

    - to acquire and integrate electronic claims processing companies that enable Claimsnet.com to accelerate its entry into the inpatient hospital claims market, and

    - to license its claims processing technology for stand-alone purposes, Internet systems, private label use, and original equipment manufacturers.

    Through June 30, 1999, Claimsnet.com anticipates that its primary source of revenues will be fees paid by users for insurance claim and patient statement services. Afterwards, Claimsnet.com expects to receive fees from commercial medical and dental payors and other payors for delivering claims electronically. In addition, after an initial free period of unlimited technical support, Claimsnet.com intends to charge users a fee for technical support comparable to those charged by other healthcare software vendors.

    Claimsnet.com's principal operating costs are anticipated to be marketing, research and development, acquisition of capital equipment, and general and administrative expenses. Claimsnet.com intends to continue to develop and upgrade its technology and transaction-processing systems and continually update and improve its Web site to incorporate new technologies, protocols, and industry standards. Claimsnet.com intends to engage in a dedicated marketing and sales plan, including advertising at relevant sites on the Internet and in trade publications, conducting direct mail programs targeting healthcare providers and payors, such as commercial medical and dental payors, hiring additional sales and marketing personnel, preparing brochures and other promotional materials, and engaging in a public relations campaign designed to expose Claimsnet.com and its services to healthcare providers and payors which otherwise would not be exposed to Claimsnet.com and its products and services. In connection with the expansion of the its business, Claimsnet.com intends to acquire additional computers and networking equipment to permit an increased volume of claims to be processed by it. General and administrative expenses include all corporate and administrative functions that serve to support Claimsnet.com's current and future operations and provide an infrastructure to support future growth. Major items in this category include management and staff salaries and benefits, travel, network administration and data processing, training, and rent.

RESULTS OF OPERATIONS

    YEARS ENDED DECEMBER 31, 1997 AND 1998

    REVENUES. Revenues increased from $81,712 in 1997 to $154,653 in 1998. The increase is due to an increase in the number of customers subscribing to and using Claimsnet.com's service to file insurance claims.

    COST OF REVENUES. Cost of revenues increased from $250,889 in 1997 to $648,748 in 1998. The increase results primarily from an increase in the number of employees involved in setting up customers as sales and marketing efforts expanded and supporting customers as the customer base increased. The increase in cost of revenues is disproportionately larger than the increase in revenues because much of the cost is attributable to the initial setup of clients that will produce recurring revenues over future periods.

    RESEARCH AND DEVELOPMENT. Research and development expense increased from $461,245 in 1997 to $530,502 in 1998. The increase is attributed to an increase in the number of employees involved in software development and testing activities related to improvements in the claims processing system and the introduction of complementary products such as patient statement processing services and eligibility verification of patient coverage.

    SOFTWARE AMORTIZATION. Software amortization expense increased from $402,835 in 1997 to $672,328 in 1998. The increase is due to the capitalization of $911,741 of software development costs associated with the acquisition of Medica in June 1997 and the related full-year amortization charge in 1998 versus the partial-year charge in 1997.

    SELLING, GENERAL, AND ADMINISTRATIVE. Selling, general, and administrative expense increased from $1,399,321 in 1997 to $2,657,975 in 1998. The increase is the result of an increase of approximately $500,000 in sales and marketing expenses, an increase of approximately $350,000 in information systems expenses, and the write-off of $411,641 of deferred financing costs incurred in conjunction with an initial public offering in December 1998 that was not completed.

    INTEREST EXPENSE--AFFILIATE. Interest expense--affiliate decreased from $389,548 in 1997 to $313,680 in 1998. The decrease is due to the completion of a series of private equity placements in 1997 and 1998, from which the proceeds were used to reduce the line of credit due to affiliate until such time as the funds were needed for operating activities.

    INTEREST INCOME. Interest income decreased from $40,817 in 1997 to $6,113 in 1998. The decrease is due to a reduction in the average balance of short term investments. During late 1997, the proceeds from private equity placements were sufficient to fully repay the line of credit due to affiliate and the excess funds were invested in short term securities. During early 1998 all remaining short term investments were liquidated to provide working capital and the proceeds from the subsequent private equity placements did not exceed the balance of the line of credit due to affiliate.

    Net cash used by operating activities increased from $1,583,579 in 1997 to $2,681,172 in 1998. The increase is generally attributable to the increase in operating expenses, offset by an increase in non-cash amortization expense and an increase in accrued liabilities, primarily related to deferred offering costs. Net cash used in investing activities decreased from $436,864 in 1997 to $120,159 in 1998. During 1997, cash used in investing activities included non-recurring uses of $84,336 related to the Medica acquisition and $193,173 related to capitalized software development costs. Net cash provided by financing activities increased slightly from $2,399,697 in 1997 to $2,450,179 in 1998. Proceeds from common stock issuances related to private equity placements decreased by $226,000 and net borrowings under the line of credit due to affiliate increased by $1,031,288 while payments for deferred offering costs increased by $754,806.

LIQUIDITY AND CAPITAL RESOURCES

    On July 31, 1996, Claimsnet.com acquired all of the Internet software, licenses, intellectual property rights, and technology developed by an affiliated company, American Medical Finance, in exchange for $3,740,000 in the form of a promissory note. As discussed below, the principal amount of this note represented a portion of the indebtedness incurred by American Medical Finance in connection with the financing of the development of Claimsnet.com's proprietary software. On September 23, 1997, American Medical Finance reduced the principal amount of this note to $2,000,000 and contributed the remaining $1,740,000 in principal amount of this note to the capital of Claimsnet.com. American Medical Finance is affiliated to Claimsnet.com through common stockholders, including Mr. Lycke, the Chairman of the board of directors, President, and Chief Executive Officer of Claimsnet.com, and Messrs. Bensen and Brown, Directors of Claimsnet.com, and as a stockholder of Claimsnet.com. The note accrued interest at the rate of 9.50% per annum and was collateralized by all of the Internet software, intellectual property rights, Internet technology, and technology rights of Claimsnet.com, including software development costs. Claimsnet.com utilized a portion of the net proceeds of its initial public offering to offering to satisfy such obligation. The acquisition of the Internet software, licenses, intellectual property rights, and technology was recorded at the book value of the assets purchased.

    Upon the consummation of the acquisition of the Internet software, licenses, intellectual property rights, and technology developed by American Medical Finance, American Medical Finance agreed to provide Claimsnet.com with a credit line of up to $2,000,000 to facilitate additional development of Claimsnet.com's services and technology. During June 1998, American Medical Finance purchased nine units of Claimsnet.com's then pending 1998 private placement, each unit consisting of 11,967 shares of common stock, for an aggregate of 107,704 shares. As consideration for the purchase, American Medical Finance canceled $450,000 of the principal balance then outstanding under the credit line. At December 31, 1998, advances under this line of credit were approximately $1,462,000. The line of credit accrues interest at the rate of 9.50% per annum and is secured by all of the assets of Claimsnet.com, other than the collateral securing the note from Claimsnet.com to American Medical Finance described above. Accrued interest at December 31, 1998, under the line of credit and this note totaled $860,789 and is due on October 3, 2000. Claimsnet.com utilized a portion of the net proceeds of its initial public offering to satisfy such obligation.

    American Medical Finance used all of the funds received from Claimsnet.com in repayment of the note and the line of credit to repay a portion of its debt incurred to finance Claimsnet.com's software and operations. None of Claimsnet.com's executive officers or directors will be the recipient of any of these funds. See "Related Party Transactions."

    In May 1997, Claimsnet.com consummated the private offering of 45 units, each unit consisting of 12,885 shares of common stock, for aggregate gross proceeds of $2,250,000. Claimsnet.com has used, and intends to use, the net proceeds of the 1997 private placement for ongoing working capital requirements.

    On June 2, 1997, Claimsnet.com acquired 100% of the capital stock of Medica, a software development firm from which it had licensed a portion of its healthcare transaction processing software. In accordance with the terms of the acquisition agreement, the purchase price for all of the outstanding capital stock of Medica was:

    - 119,671 shares of common stock,

    - $100,000 in cash, paid upon the consummation of the acquisition,

    - $125,000 in cash payable on February 9, 1999, and $225,000 on December 11, 1999 and accruing interest at the rate of 8% per annum, and

    - $57,797 representing 50% of amounts collected on outstanding accounts receivable of Medica that existed on the closing date.

    The software technology of Medica constitutes the primary value to Claimsnet.com from the acquisition. Randall S. Lindner, Vice President of Technology of Claimsnet.com, served as the President of Medica prior to the consummation of the Medica acquisition.

    During the second quarter of 1998, Claimsnet.com consummated a private placement of 20 units, each unit consisting of 11,967 shares of common stock, for aggregate gross proceeds of $1,000,000. From July through October 1998 Claimsnet.com consummated a private placement of 29.5 units, each unit consisting of 9,295 shares of common stock, for aggregate gross proceeds of approximately $1,475,000. During March 1999, Claimsnet.com consummated a private placement of 20 units, each unit consisting of $50,000 principal amount of Series A 12% Notes due 2000 and 6,250 shares of common stock, for aggregate gross proceeds of $1,000,000. Claimsnet.com has used, and intends to use, the net proceeds of its 1998 private placements and its 1999 private placement for ongoing working capital purposes. Pursuant to the Securities Act, the rules and regulations thereunder, and the interpretations of the Commission, Claimsnet.com may be required to offer rescission to investors in its 1998 private placements and its 1999 private placement. If Claimsnet.com is required to offer rescission of the private placements and all of such investors determine to exercise such rescission rights, Claimsnet.com would be required to refund the entirety of the gross proceeds of such private offerings to such investors. In such event, the business, prospects, financial condition, and results of operations of Claimsnet.com could be materially adversely affected.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements. Claimsnet.com's business is dependent on the operation of numerous systems that could potentially be impacted by Year 2000 related problems. Those systems include, among others:

    - hardware and software systems used by Claimsnet.com to deliver services to its customers, including Claimsnet.com's proprietary software systems as well as hardware and software supplied by third parties,

    - communications networks, such as the Internet and private intranets, on which Claimsnet.com depends to provide electronic transactions to its customers,

    - the internal systems of Claimsnet.com's customers and suppliers,

    - the hardware and software systems used internally by Claimsnet.com in the management of its business, and

    - non-information technology systems and services used by Claimsnet.com in its business, such as telephone systems and building systems.

    Claimsnet.com has internally reviewed the proprietary software systems it uses to deliver services to its customers. Although Claimsnet.com believes that its internally developed applications and systems are designed to be Year 2000 compliant, Claimsnet.com utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of third-party or currently owned equipment or software to operate properly with regard to the Year 2000 could require Claimsnet.com to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on its business, prospects, financial condition, and results of operations. Claimsnet.com does not believe that its expenditures to upgrade its internal systems and applications will be material to its business, prospects, financial condition, and results of operations.

    Futhermore, the success of Claimsnet.com's efforts may depend on the success of other healthcare participants in dealing with their Year 2000 issues. Many of these organizations are not Year 2000 compliant, and the impact of widespread customer failure on Claimsnet.com's systems is difficult to determine. Customer difficulties due to Year 2000 issues could interfere with healthcare transactions or information, which might expose Claimsnet.com to significant potential liability. If client failures result in the failure of Claimsnet.com's systems, its business, prospects, financial condition, and results of operations would be materially adversely affected. Futhermore, the purchasing patterns of these customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to become Year 2000 compliant. The costs of becoming Year 2000 compliant for current or potential customers may result in reduced funds being available to purchase and implement Claimsnet.com's applications and services.

    Claimsnet.com is conducting a formal assessment of its Year 2000 exposure in order to determine what steps beyond those identified by its internal review may be advisable. Claimsnet.com does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Any failure of Claimsnet.com to address any unforeseen Year 2000 issue could adversely affect its business, prospects, financial condition, and results of operations.

                                   MANAGEMENT

    The directors and executive officers of Claimsnet.com and their positions held with Claimsnet.com are as follows:

NAME                                                             POSITION
----                                           ---------------------------------------------
Bo W. Lycke                                    Chairman of the Board of Directors,
                                               President, Chief Executive Officer, and Class
                                               I Director

Terry A. Lee                                   Executive Vice President, Chief Operating
                                               Officer, and Class II Director

Paul W. Miller                                 Vice President and Chief Financial Officer

Randall S. Lindner                             Vice President of Technology

C. Kelly Campbell                              Vice President and Secretary

Abbas R. Kafi                                  Vice President of Information Systems

Cheryl L. Corless                              Vice President of Customer Operations

Ellen Opperthauser                             Vice President of Marketing

Sheri Larkin                                   Vice President and Corporate Controller

Particia Davis                                 Vice President of Corporate Development

Ward L. Bensen                                 Class I Director, Treasurer

Robert H. Brown, Jr.                           Class I Director

Sture Hedlund                                  Class II Director

John C. Willems, III                           Class II Director

Westcott W. Price, III                         Class II Director

    Except for the non-employee directors of Claimsnet.com, each officer and director is principally employed by Claimsnet.com, Inc. in the capacities set forth above.

    The following is certain summary information with respect to the non-employee directors of Claimsnet.com.

    WARD L. BENSEN, age 57, has been a director of the Company since April 1996 and has served as Treasurer of the Company since inception. Since 1990, he has served as a Director of American Medical Finance of which he was, from June 1994, Senior Vice President where he was primarily responsible for its marketing efforts in the western United States and receivables acquisitions nationwide. From March 1993 until September 1993, Mr. Bensen was Vice President of Investment of, and marketed investment programs for, both Prudential Securities and Shearson Lehman Brothers, and, from 1991 to 1993, provided specialized investment banking services as a partner of John Casey and Associates, a contract wholesale securities marketing firm. From 1984 to 1991, he served as Division Vice President for Jones International Securities and prior thereto, held various positions with Shearson American Express, The Safeco Insurance Co. and Procter & Gamble.

    ROBERT H. BROWN, JR., age 46, has served as a Director of the Company since April 1996 and has been a director of American Medical Finance since 1990. Since January 1999, Mr. Brown has been President and Chief Executive Officer of Frost Securities, Inc. He had been, from July 1998 to December 1998, President and Chief Executive Officer of RHB Capital, LLC, a Dallas-based private investment firm and from 1990 to 1998, Executive Vice President of Dain Rauscher, Inc., a regional investment banking and brokerage firm. Mr. Brown was Senior Vice President of TM Capital Corporation during 1989 and was, from 1985 to 1989, a Vice President of Thompson McKinnon Securities, where he was responsible for all corporate finance activities in the southwestern United States. Mr. Brown also serves as a Director of Emerson Radio Inc.

    STURE HEDLUND has served since January 1987 as Chairman of the Board of Directors of Scandinavian Merchant Group AB, a Swedish corporation engaged in venture capital investing. Since 1993, Mr. Hedlund has been a director of Ortivus AB, a public company engaged in the business of medical technology, and has been a director of Ortivus Medical AB, a company engaged in the manufacture of heart monitoring devices and a subsidiary of Ortivus AB.

    JOHN C. WILLEMS, III served as legal counsel to the Company from April 1996 to April 1999. Since October 1999, Mr. Willems has been in private practice as an attorney in Dallas, Texas. From September 1993 through October 1999,
Mr. Willems was an attorney with the law firm of McKinley, Ringer & Zeiger, PC, in Dallas, Texas, practicing in the area of business law. From January 1992 to August 1993, Mr. Willems was an attorney in the law firm of Settle & Pou, PC, also located in Dallas, Texas.

    WESTCOTT W. PRICE, III, 59, an independent consultant since February 1997, was formerly President, Chief Executive Officer and Vice Chairman of the Board of Directors of FHP International Corporation, a publicly-held managed health care company ("FHP"). From 1981 to 1997, during his fifteen-year tenure at FHP, its annual revenues grew from under $50 million to over $4 billion. In
February 1997, FHP was acquired for $2.1 billion. From 1973 to 1981, Mr. Price was President and Chief Executive Officer of Wm. Flaggs, Inc., a restaurant chain and from 1970 to 1973, he was the Chief Operating Officer of California Medical Centers, a publicly-held long-term care and retail pharmacy-operating company in Los Angeles. Mr. Price has in the past served on various boards, including Health Maintenance Life Insurance Company and Talbert Medical Management Company, a physician practice management company with revenues of $460 million. He currently serves as a director of Scripps Health, a non-profit hospital operating company, SpeedVu.com, U.S. Education Corporation, and of StorComm, Inc., as well as other private companies. Mr. Price is a member of the Advisory Board for the School of Medicine at the University of California-Irvine.

                CHANGES IN, AND DISAGREEMENTS WITH, ACCOUNTANTS

    On August 10, 1999, the Company dismissed King Griffin & Adamson P.C., which served as the Company's independent public accountants since 1996. The reports issued by King Griffin & Adamson P.C. on the financial statements for the years ended December 31, 1997 and 1998 of the Company did not contain an adverse opinion nor a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Based on the recommendation of the Audit Committee of the Board of Directors of the Company, the Company's Board of Directors approved the decision to change independent public accountants. In connection with its audits for the years ended December 31, 1997 and 1998 and through August 10, 1999, there were no disagreements with King Griffin & Adamson P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of King Griffin & Adamson P.C., would have caused King Griffin & Adamson P.C. to make reference thereto in their Report on the financial statements for such years or such interim periods. King Griffin & Adamson P.C. furnished the Company with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 16, 1999, is filed as Exhibit 16.1 to the Form 8-K of the Company, dated August 10, 1999.

    The Company engaged Ernst & Young LLP as its new independent public accountants as of August 10, 1999. The Company's Board of Directors approved this on May 21, 1999. During the years ended December 31, 1997 and 1998 and through August 10, 1999, the Company has verbally consulted with Ernst & Young LLP only regarding issues related to 1999 matters and, specifically, to matters related to a bridge financing transaction, matters related to the issuance of stock options and stock warrants to non-employees, and general matters related to the presentation of interim financial results. The recommendations of Ernst & Young LLP were adopted by the Company and are disclosed in the Form 10-Q filings dated May 17, 1999 and August 16, 1999. (2) The previous independent accountants were verbally consulted on the matter related to a bridge financing transaction and were not in disagreement with the views of management and Ernst & Young LLP. The Company has allowed Ernst & Young LLP to review the aforementioned Form 8-K before it was filed with the Commission. Ernst & Young LLP has not furnished the Company with a letter containing any new information, clarification, or disagreement with the information set forth herein.

                               CLAIMSNET.COM INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
CLAIMSNET.COM INC.
    Report of Independent Certified Public Accountants......     F-2
    Financial Statements
        Balance Sheets as of December 31, 1996, 1997, and
       1998.................................................     F-3
        Statements of Operations for the period from
       April 8, 1996 (inception) to December 31, 1996, and
       the years ended December 31, 1997, and 1998..........     F-4
        Statements of Changes in Stockholders' Deficit for
       the period from April 8, 1996 (inception) to
       December 31, 1996, and the years ended December 31,
       1997, and 1998.......................................     F-5
        Statements of Cash Flows for the period from
       April 8, 1996 (inception) to December 31, 1996, and
       the years ended December 31, 1997 and 1998...........     F-6
        Notes to Financial Statements for the period from
       April 8, 1996 (inception) to December 31, 1996, and
       the years ended December 31, 1997 and 1998...........     F-8

MEDICA SYSTEMS, INC.
    Report of Independent Certified Public Accountants......    F-17
    Financial Statements
        Balance Sheets as of December 31, 1996 and 1995.....    F-18
        Statements of Operations for the years ended
       December 31, 1996 and 1995
        and the period from May 1, 1994 (inception) to
       December 31, 1994....................................    F-19
        Statements of Changes in Stockholders' Equity
       (Deficit) for the years ended December 31, 1996 and
       1995 and the period from May 1, 1994 (inception) to
       December 31, 1994....................................    F-20
        Statements of Cash Flows for the years ended
       December 31, 1996 and 1995
        and the period from May 1, 1994 (inception) to
       December 31, 1994....................................    F-21
        Notes to Financial Statements for the years ended
       December 31, 1996 and 1995
        and the period from May 1, 1994 (inception) to
       December 31, 1994....................................    F-22
        Unaudited Balance Sheet as of March 31, 1997........    F-25
        Unaudited Statement of Operations for the three
       months ended March 31, 1997..........................    F-26
        Unaudited Statement of Cash Flows for the three
       months ended March 31, 1997..........................    F-27
        Notes to Unaudited Financial Statements as of
       March 31, 1997.......................................    F-28

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Claimsnet.com inc.
(formerly American NET Claims)

    We have audited the accompanying consolidated balance sheets of Claimsnet.com inc. (formerly American NET Claims) and subsidiary as of December 31, 1998, 1997 and 1996, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997 and the period from April 8, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Claimsnet.com inc. and subsidiary as of December 31, 1998, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 and the period from April 8, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

                                          KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
January 22, 1999, except for Note M which is as of February 28, 1999.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                 1996          1997          1998
                                                              -----------   -----------   -----------
                                 ASSETS
CURRENT ASSETS
  Cash......................................................  $    15,659   $   394,913   $    43,761
  Accounts receivable net of allowance for doubtful accounts
    of $10,000 and $43,700 in 1997 and 1998, respectively...      --             13,240        41,996
  Employee receivable.......................................      --              3,000         1,450
  Prepaid assets............................................      --              8,176        18,484
                                                              -----------   -----------   -----------
    Total current assets....................................       15,659       419,329       105,691
                                                              -----------   -----------   -----------
FIXED ASSETS
  Computer hardware and software............................       29,135       184,971       272,917
  Furniture and fixtures....................................      --              3,519        10,732
  Office equipment..........................................      --             24,694        24,694
                                                              -----------   -----------   -----------
                                                                   29,135       213,184       308,343
  Accumulated depreciation and amortization.................      --            (18,620)      (75,479)
                                                              -----------   -----------   -----------
    Total fixed assets......................................       29,135       194,564       232,864
                                                              -----------   -----------   -----------
OTHER ASSETS
  Software development costs net of accumulated amortization of $398,535 and $1,049,154 at December 31, 1997 and
    1998, respectively......................................      831,869     1,524,001       873,382
  Note receivable from employee.............................      --            --             25,000
  Deferred offering costs...................................      101,669        36,703       416,542
                                                              -----------   -----------   -----------
    Total other assets......................................      933,538     1,560,704     1,314,924
                                                              -----------   -----------   -----------
TOTAL ASSETS................................................  $   978,332   $ 2,174,597   $ 1,653,479
                                                              ===========   ===========   ===========
                  LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accounts payable..........................................  $   --        $    98,278   $   173,412
  Accrued expenses..........................................      --            159,849       671,257
  Contingent payable........................................      --            125,000       125,000
  Notes payable.............................................      --                 --       225,000
                                                              -----------   -----------   -----------
    Total current liabilities...............................      --            383,127     1,194,669
                                                              -----------   -----------   -----------
LONG-TERM LIABILITIES
  Line of credit--affiliate.................................      510,250       695,650     1,462,338
  Note payable--affiliate...................................    3,740,000     2,000,000     2,000,000
  Notes payable.............................................      --            225,000       --
  Accrued interest--affiliate...............................      158,123       547,670       860,789
                                                              -----------   -----------   -----------
    Total long-term liabilities.............................    4,408,373     3,468,320     4,323,127
                                                              -----------   -----------   -----------
TOTAL LIABILITIES...........................................    4,408,373     3,851,447     5,517,796
                                                              -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES (Notes A, B, C, D, H, I, J and
  L)
STOCKHOLDERS' DEFICIT
  Preferred stock--$.001 par value; 4,000,000 shares
    authorized; no shares issued or outstanding.............
  Common stock--$.001 par value; 40,000,000 shares
    authorized; 2,365,596 shares issued and outstanding at
    December 31, 1996, 3,111,458 shares issued and
    outstanding at December 31, 1997 and 3,625,000 shares
    issued and outstanding at December 31, 1998.............        2,365         3,111         3,625
  Additional paid-in capital................................   (3,125,365)    1,407,389     3,881,875
  Accumulated deficit.......................................     (306,041)   (3,087,350)   (7,749,817)
                                                              -----------   -----------   -----------
                                                               (3,429,041)   (1,676,850)   (3,864,317)
  Less note receivable for shares...........................       (1,000)      --            --
                                                              -----------   -----------   -----------
TOTAL STOCKHOLDERS' DEFICIT.................................   (3,430,041)   (1,676,850)   (3,864,317)
                                                              -----------   -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.................  $   978,332   $ 2,174,597   $ 1,653,479
                                                              ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

        PERIOD FROM APRIL 8, 1996 (INCEPTION) TO DECEMBER 31, 1996, AND

                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                         PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             1996           1997           1998
                                                         ------------   ------------   -------------
REVENUES...............................................  $   --         $    81,712     $   154,653
COST OF REVENUES.......................................      --             250,889         648,748
                                                         -----------    -----------     -----------
GROSS LOSS.............................................      --            (169,177)       (494,095)
                                                         -----------    -----------     -----------
OPERATING EXPENSES
  Research and development.............................      --             461,245         530,502
  Software amortization................................      --             402,835         672,328
  Selling, general and administrative..................      147,918      1,399,321       2,657,975
                                                         -----------    -----------     -----------
LOSS FROM OPERATIONS...................................     (147,918)    (2,432,578)     (4,354,900)
                                                         -----------    -----------     -----------
OTHER INCOME (EXPENSE)
  Interest expense--affiliate..........................     (158,123)      (389,548)       (313,680)
  Interest income......................................      --              40,817           6,113
                                                         -----------    -----------     -----------
    Total Other Income (Expense).......................     (158,123)      (348,731)       (307,567)
                                                         -----------    -----------     -----------
NET LOSS...............................................  $  (306,041)   $(2,781,309)    $(4,662,467)
                                                         ===========    ===========     ===========
BASIC LOSS PER SHARE...................................  $     (0.13)   $     (0.98)    $     (1.41)
                                                         ===========    ===========     ===========
DILUTED LOSS PER SHARE.................................  $     (0.13)   $     (0.98)    $     (1.41)
                                                         ===========    ===========     ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Basic and
  diluted).............................................    2,348,894      2,850,796       3,309,280
                                                         ===========    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                      (FORMERLY AMERICAN NET CLAIMS, INC.)

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

        PERIOD FROM APRIL 8, 1996 (INCEPTION) TO DECEMBER 31, 1996, AND

                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                                ADDITIONAL
                                         NUMBER OF    COMMON      PAID-IN        NOTE      ACCUMULATED
                                          SHARES      STOCK       CAPITAL     RECEIVABLE     DEFICIT
                                         ---------   --------   -----------   ----------   -----------
April 8, 1996--Issuance of common stock
  at inception.........................  2,342,404    $2,342    $    (1,342)    $--        $   --
Issuance of common stock for note......     23,192        23            977      (1,000)       --
Deemed distribution related to purchase
  of asset from affiliate (Note H).....     --         --        (3,125,000)     --            --
Net loss for 1996......................     --         --           --           --           (306,041)
                                         ---------    ------    -----------     -------    -----------
Balances at December 31, 1996..........  2,365,596     2,365     (3,125,365)     (1,000)      (306,041)
                                         ---------    ------    -----------     -------    -----------
Issuance of stock for compensation.....     46,385        46         78,454      --            --
Issuance of stock for cash pursuant to
  PPM..................................    579,806       580      2,249,420      --            --
Issuance of stock related to the
  purchase of Medica...................    119,671       120        464,880      --            --
American Medical Finance capital
  contribution.........................     --         --         1,740,000       1,000        --
Net loss for the year ended December
  31, 1997.............................     --         --           --           --         (2,781,309)
                                         ---------    ------    -----------     -------    -----------
Balances at December 31, 1997..........  3,111,458     3,111      1,407,389      --         (3,087,350)
                                         ---------    ------    -----------     -------    -----------
Issuance of stock pursuant to private
  placements...........................    513,542       514      2,474,486      --            --
Net loss for the year ended
  December 31, 1998....................     --         --           --           --         (4,662,467)
                                         ---------    ------    -----------     -------    -----------
Balances at December 31, 1998..........  3,625,000    $3,625    $ 3,881,875     $--        $(7,749,817)
                                         =========    ======    ===========     =======    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                      (FORMERLY AMERICAN NET CLAIMS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        PERIOD FROM APRIL 8, 1996 (INCEPTION) TO DECEMBER 31, 1996, AND
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                          PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1997           1998
                                                          ------------   ------------   ------------
CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss................................................   $ (306,041)   $(2,781,309)   $(4,662,467)
Adjustments to reconcile net loss to net cash used by
  operating activities
    Depreciation and amortization.......................      --             417,155        707,478
    Common stock issued for compensation................      --              78,500        --
    Allowance for doubtful accounts.....................      --              10,000         33,700
    Offering costs written off..........................      --             101,669        411,671
    Changes in assets and liabilities net of effects of
      acquisition:
      (Increase) decrease in accounts receivable........      --              93,069        (62,456)
      Increase in other current assets..................      --             (10,988)        (8,758)
      Increase in accounts payable and other current
        liabilities.....................................      --             118,776        586,539
      Increase in accrued interest......................      158,123        389,549        313,121
                                                           ----------    -----------    -----------
    Net cash used by operating activities...............     (147,918)    (1,583,579)    (2,681,172)
                                                           ----------    -----------    -----------
CASH FLOWS USED IN INVESTING ACTIVITIES
Cash in acquired subsidiary.............................      --              15,664        --
Cash paid to acquire subsidiary.........................      --            (100,000)       --
Issuance of employee note receivable....................      --             --             (25,000)
Purchases of property and equipment.....................      (29,135)      (159,355)       (95,159)
Software development costs..............................     (216,869)      (193,173)       --
                                                           ----------    -----------    -----------
    Net cash used in investing activities...............     (246,004)      (436,864)      (120,159)
                                                           ----------    -----------    -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Increase in line of credit--affiliate...................      510,250        185,400      1,216,688
Payments for deferred offering costs....................     (101,669)       (36,703)      (791,509)
Proceeds from common stock issuances....................        1,000      2,251,000      2,025,000
                                                           ----------    -----------    -----------
    Net cash provided by financing activities...........      409,581      2,399,697      2,450,179
                                                           ----------    -----------    -----------
NET INCREASE IN CASH....................................       15,659        379,254       (351,152)
Cash--beginning balance.................................      --              15,659        394,913
                                                           ----------    -----------    -----------
Cash--ending balance....................................   $   15,659    $   394,913    $    43,761
                                                           ==========    ===========    ===========

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                      (FORMERLY AMERICAN NET CLAIMS, INC.)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

        PERIOD FROM APRIL 8, 1996 (INCEPTION) TO DECEMBER 31, 1996, AND
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                          PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1997           1998
                                                          ------------   ------------   ------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Purchase of asset from affiliate--net...................   $  615,000    $   --         $   --
                                                           ==========    ===========    ===========
Common stock issued for compensation....................   $  --         $    78,500    $   --
                                                           ==========    ===========    ===========
Common stock issued for acquisition of subsidiary.......   $  --         $   465,000    $   --
                                                           ==========    ===========    ===========
Other liabilities incurred for acquisition of
  subsidiary............................................   $  --         $    57,798    $   --
                                                           ==========    ===========    ===========
Conversion of portion of note payable--affiliate to
  equity................................................   $  --         $ 1,740,000    $   --
                                                           ==========    ===========    ===========
Conversion of portion of line of credit--affiliate to
  equity................................................   $  --         $   --         $   450,000
                                                           ==========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE A--ORGANIZATION AND BACKGROUND

    Claimsnet.com inc. (formerly American Net Claims) ("Claimsnet.com" or the "Company") was incorporated in the state of Texas on April 8, 1996. Effective February 3, 1997, the Company assumed the name Claimsnet.com in the State of Texas. On December 7, 1998, the Company reincorporated under the laws of the state of Delaware. The Company owns and licenses software used for processing medical insurance claims on the internet.

    On July 31, 1996, the Company acquired all the internet software, licenses, intellectual property rights and technology developed by an affiliated company, American Medical Finance ("American Medical Finance"). American Medical Finance is affiliated through common stockholders, and as a stockholder of the Company. On June 2, 1997, the Company acquired Medica Systems, Inc., which owned the CyberClaim software source code previously licensed to the Company for use in conjunction with the software purchased from American Medical Finance. (See Note C). The acquisition was completed through a merger with a newly created, wholly-owned subsidiary, ANC Holdings, Inc. which is the surviving corporation in the merger.

    The Company has generated losses of $306,041 during the period ended December 31, 1996, and $2,781,309 and $4,662,467 during the years ended
December 31, 1997 and 1998, respectively. During these same periods, the Company used cash in its operations of $147,918, $1,583,579 and $2,792,843, respectively. Through the date of this report, the Company has generated minimal revenues and has relied on private equity placement proceeds and financing from an affiliate to fund its operations and development activities. At December 31, 1998 liabilities significantly exceeds assets.

    During the period from April to October 1998, the Company completed two private equity placements which raised gross proceeds of $2,475,000, for which the Company received net proceeds of $2,025,000 cash and conversion of $450,000 of debt outstanding under a line of credit agreement (see Note D). In order to make the investment necessary to expand its business and to meet its cash flow requirements, the Company plans to raise additional capital. The Company is in the process of completing an initial public offering ("Offering") to raise net proceeds of approximately $17,000,000 (excluding underwriters overallotment options), although no assurance can be given that such offering will be successful. The Company received net proceeds of $900,000 pursuant to the note agreement (See Note M). Based on the above and managements belief that additional equity and debt financing can be raised, management believes that the Company has the ability to continue its business through December 31, 1999.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

    The accompanying financial statements include the accounts of Claimsnet.com inc. and its subsidiary from the date of acquisition. All material intercompany accounts and transactions from that date have been eliminated in consolidation.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STATEMENT OF CASH FLOWS

    For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits, and all highly liquid debt instruments with original maturities of 3 months or less when purchased.

SOFTWARE

    Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," provides for the capitalization of certain costs related to development of computer software products. Software development costs through December 31, 1998 include internally developed costs totaling $395,322, software purchased from American Medical Finance totaling $615,000 (See Note G), and software purchased through the acquisition of Medica totaling $911,741 (See Note C). Capitalized computer software costs include direct labor, labor-related overhead costs and interest. The software is amortized over its expected useful life of 3 years. Amortization expense related to developed software since the product was introduced in 1997 totaled $398,535 and $650,619 for 1997 and 1998, respectively. Management periodically evaluates the recoverability, valuation, and amortization of capitalized software cost. As part of this review, management considers the undiscounted projected future net cash flows. If the undiscounted future net cash flows is less than the stated value, software costs will be written down to fair value.

REVENUE

    Monthly subscription fee revenue is recognized ratably over the applicable subscription period. Claim processing revenues are recognized when the claims are processed. Enrollment fee revenue is recognized upon enrollment of customers. Customer support fees are recognized when support services are rendered.

FIXED ASSETS

    Fixed assets are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the depreciable assets which range from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. Depreciation and amortization related to fixed assets totaled $0, $18,620 and $56,859 in 1996, 1997 and 1998, respectively.

DEFERRED OFFERING COSTS

    Deferred offering costs are capitalized and recorded as a reduction to stockholders' equity upon completion of a Company Offering, or expensed if an Offering is unsuccessful.

INCOME TAXES

    The Company accounts for income taxes in accordance with the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

LOSS PER SHARE

    The Company adopted SFAS No. 128, "Earnings Per Share", in 1997, which requires the disclosure of basic and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and common stock equivalents outstanding for the period. The Company's common stock equivalents are not included in the diluted loss per share for 1996, 1997 and 1998 as they are antidilutive. As such, diluted and primary loss per share is identical. Net loss per share has been stated for all periods presented in accordance with SFAS No. 128.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    One customer acquired as part of the Medica acquisition generated revenue of $51,011, representing 62% of the Company's total revenue for the year ended December 31, 1997. The Company has subsequently cancelled its contract with this customer. The Company does not generally require collateral. Management provides an allowance for doubtful accounts which reflects its estimate of the uncollectible receivables. In the event of non-performance, the maximum exposure to the Company is the recorded amount of the receivable at the balance sheet date.

USE OF ESTIMATES AND ASSUMPTIONS

    Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which establishes new guidance for the reporting and display of comprehensive income and its components. The Company has adopted this Statement as of January 1, 1998, however, this standard does not currently impact disclosures.

    In July 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement expands certain reporting and disclosure requirements for segments from current Standards and was adopted January 1, 1998. Claimsnet currently operates only one segment of business, therefore, this standard does not currently impact disclosures.

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), to be effective for fiscal years beginning after

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 15, 1998. The Statement establishes the criteria for capitalizing and expensing costs incurred for such development activities, measuring and recognizing impairment, and amortization of capitalized costs. The Company is reviewing the effect, if any, of the adoption of this pronouncement.

    In June 1998, the Financial Accounting Standards Board issued Standard
No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The new Standard is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Claimsnet does not expect the adoption of the new Standard to have a material impact on its financial position or results of operations.

ADVERTISING COSTS

    Advertising costs are expensed as incurred. Advertising expense totaled $1,720, $45,606 and $98,970 for the periods ended December 31, 1996, 1997 and
1998, respectively.

RECLASSIFICATION

    Certain 1996 and 1997 amounts have been reclassified to conform with the 1998 presentation.

NOTE C--MEDICA SYSTEMS, INC. ACQUISITION

    On June 2, 1997, the Company completed the acquisition of Medica Systems, Inc. ("Medica"), giving them ownership of the underlying source code of a software program which processes medical insurance claims. The software was previously licensed from Medica under a software licensing agreement. The transaction was accounted for as a purchase. The Company received all of the outstanding stock of Medica in exchange for a purchase price of $972,798 which consisted of $100,000 cash at closing, 119,671 shares of the Company's common stock, a contingent cash payment of $125,000 due within 60 days of the effective date of a registration statement (February 9, 1999), notes for $225,000 due one year from the effective date of a registration statement (December 11, 1999), and 50% of the amounts collected relating to the accounts receivable of Medica existing on the closing date. The fair value of the common stock given as consideration in the transaction totaled $465,000 or $3.89 per share. The Company collected $115,595 of Medica's outstanding receivables at the closing date and has included $57,797 (50%) as a part of the purchase price. The contingent cash and notes payable have been recorded as a part of the purchase price as they were determinable at the date of closing.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE C--MEDICA SYSTEMS, INC. ACQUISITION (CONTINUED)

    The fair value of assets and liabilities acquired consisted of:

Software development costs..................................  $  911,741
Accounts receivable, net....................................     115,595
Fixed assets................................................      24,694
Other current assets........................................       2,319
Current liabilities.........................................     (81,551)
                                                              ----------
                                                              $  972,798
                                                              ==========

    Unaudited pro forma financial information for the years ended December 31, 1996 and 1997 as though the acquistion had occurred on January 1, 1996 is as follows:

                                                                 1996         1997
                                                              ----------   ----------
Revenues....................................................  $  395,396   $  407,656
                                                              ==========   ==========
Net loss....................................................  $ (551,920)  $2,855,702
                                                              ==========   ==========
Net loss per common share (basic and diluted)...............  $    (0.22)  $    (0.99)
                                                              ==========   ==========
Weighted average common shares outstanding (basic and
  diluted)..................................................  $2,471,630   $2,900,632
                                                              ==========   ==========

NOTE D--LINE OF CREDIT AND NOTES PAYABLE

    The Company has a line of credit facility with American Medical Finance of up to $2,000,000. The line of credit bears interest at 9.50%, is due on October 3, 2000, and is collaterized by all of the assets of the Company, other than that collateral specified by the note payable to American Medical Finance below.

    The Company has a note payable to American Medical Finance (see Note G). The note bears interest at 9.5%, is due on October 3, 2000, and is collaterized by all internet software and technology of the Company including software development costs.

    Accrued interest under the note and line of credit with American Medical Finance totaled $158,123, $547,670 and $860,789, respectively and is due on October 3, 2000.

    Notes payable at December 31, 1997 and 1998 relate to debt incurred in conjunction with the purchase of Medica (see Note C). The notes are unsecured, due one year from the effective date of the registration statement (December 11, 1999), and bear interest at 8%.

NOTE E--FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure about the fair value of all financial assets and liabilities for which it is practicable to estimate. The note payable and the line of credit (both amounts are fixed rate debt) have a carrying amount of $3,462,338 and a fair value of approximately the same amount at December 31, 1998.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE E--FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value of the Company's fixed rate debt has been estimated based upon relative changes in the Company's variable borrowing rates since origination of the fixed rate debt.

NOTE F--INCOME TAXES

    Deferred tax assets and liabilities at December 31, 1996, 1997 and 1998 are as follows:

                                            1996          1997          1998
                                         -----------   -----------   -----------
Current deferred tax asset.............  $   --        $     3,697   $    16,156
Non-current deferred tax asset.........      150,730     1,289,723     2,953,345
Non-current deferred tax liability.....      (37,587)     (417,382)     (191,029)
Valuation allowance....................     (113,143)     (876,038)   (2,778,472)
                                         -----------   -----------   -----------
  Net non-current deferred taxes.......  $   --        $   --        $   --
                                         ===========   ===========   ===========

    The current deferred tax asset results from the provision for doubtful accounts which is not currently deductible for income tax purposes. The non-current deferred tax asset results from the net operating loss generated by the Company. The non-current deferred tax liability results from depreciation and amortization deducted for income tax purposes in excess of that expensed for financial reporting purposes and the remaining deferred tax liability established in connection with software development costs acquired in the Medica acquisition. The net deferred tax asset has a 100% valuation allowance recorded against it due to the uncertainty of generating future taxable income.

    The Company's effective income tax rate differed from the Federal statutory rate of 34% as follows:

                                            1996          1997          1998
                                         -----------   -----------   -----------
Statutory rate of 34% applied to net
  loss.................................  $   104,054   $   945,645   $ 1,585,239
Permanent differences..................      --             14,289        61,854
State income taxes, net of federal tax
  effect...............................      --             83,853       142,985
Change in valuation allowance..........     (104,054)   (1,043,787)   (1,790,078)
                                         -----------   -----------   -----------
                                         $   --        $   --        $   --
                                         ===========   ===========   ===========

    At December 31, 1998, the Company has a net operating loss carryforward of approximately $7,988,000 which begins to expire in 2011 subject to the limitations of the Internal Revenue Code Section 382.

NOTE G--RELATED PARTY TRANSACTIONS

    On July 31, 1996, the Company purchased software, licenses, intellectual property rights and technology from American Medical Finance. As the software was purchased from a related entity, the asset was recorded by the Company at the basis (in accordance with Generally Accepted Accounting Principles) of American Medical Finance. Accordingly, the asset was recorded at $615,000 with a corresponding note payable to American Medical Finance $3,740,000. The difference between the recorded cost of the asset and the note payable ($3,125,000) was reflected as a contra to paid-in capital (a deemed distribution). The

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE G--RELATED PARTY TRANSACTIONS (CONTINUED)

asset was recorded at the net book value per the affiliates records, which was less than the estimated fair market value.

    On September 23, 1997, American Medical Finance agreed to reduce its note receivable from the Company by $1,740,000. The reduction in the note was recorded as a capital contribution by American Medical Finance and effectively reduced the $3,125,000 contra to paid-in capital described above.

    The Company has a note payable and a line of credit facility with American Medical Finance (see Note D).

    Certain of the Company's expenses were paid by American Medical Finance and represent costs such as rent, printing and office supplies. All such expenses were accounted for as increases in the line of credit. The relationship with American Medical Finance could result in operating results or financial position significantly different from that which would have been obtained if the entities were autonomous.

NOTE H--STOCKHOLDERS' DEFICIT

    During 1997, the Company raised $2,250,000 in gross proceeds under a private placement memorandum which closed on May 7, 1997. The Company sold 45 units, each unit consisting of 12,885 shares of common stock at $50,000 per unit, which totaled 579,806 shares.

    On May 15, 1997, the Board of Directors authorized a 2.325578 for 1 split in common shares and an increase in authorized common shares to 40,000,000. In addition, on November 18, 1998 the Board authorized a 1 for 2.796117 reverse split in common shares. In addition, in February 1999, the Board authorized a
1.115385 for 1 split in common shares. The financial statements, including all references to the number of shares of common stock and all per share information, have been adjusted on a retroactive basis to reflect these equity transactions.

    During the second quarter of 1998, the Company consummated a private offering of 20 units, each unit consisting of 11,967 shares of common stock, for aggregate gross proceeds of $1,000,000 in the form of $550,000 cash and $450,000 debt cancellation related to a portion of the line of credit--affiliate. During the period from July to October 1998, the Company consummated an additional private offering of 29.5 units, each unit consisting of 9,295 shares of the Company's common stock for aggregate gross proceeds of $1,475,000. Pursuant to the Securities Act of 1933, as amended, the rules and regulations thereunder, and the interpretations of the Securities and Exchange Commission, the Company may be required to offer rescission to investors in these offerings and the 1999 private placement offering described in Note M. In the event that the Company is so required and all of such investors determine to exercise such rescission rights, the Company would be required to refund the entirety of the gross proceeds of such private offerings to such investors. In such event, the business, prospects, financial condition, and results of operations of the Company could be materially adversely affected.

    In July 1998, the Company issued warrants to acquire an aggregate of 11,154 shares of common stock to a non-employee. Such warrants are exercisable for a period of four years commencing one year following the IPO at a price per share equal to 110% of the IPO price.

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE I--COMMITMENTS AND CONTINGENCIES

    The Company has entered into employment agreements with several key employees. The agreements generally provide for an annual base salary, incentive compensation and termination provisions. Certain of the provisions are contingent upon the completion of an initial public offering. The minimum commitments under the agreements are set forth in the following table:

                                                                   CONTINGENT
                                                     COMMITMENTS   COMMITMENTS
                                                     -----------   -----------
1999...............................................    175,000       220,000
2000...............................................     72,917       250,000
2001...............................................     --           250,000
2002...............................................     --           250,000

    Compensation expense of $78,500 related to the 46,385 common shares issued under these agreements is included in the statement of operations for the year
ended December 31, 1997. Such compensation expense was computed by             .

    The Company leases office space under a lease agreement that expires on September 30, 1999. Rent expense totaled $10,000, $56,225 and $116,008 for the years ended December 31, 1996, 1997 and 1998, respectively.

NOTE J--STOCK OPTIONS

    In April 1997 the Board of Directors adopted the 1997 Stock Option Plan (the "1997 Plan") which was amended in April 1998 to authorize the grant of 557,692 options to purchase shares of the Company's common stock. The 1997 Plan authorized the grant of such options to employees, officers, directors, and consultants of the Company.

    In April 1998, the Board of Directors adopted the Non-Employees and Directors Plan (the "Directors Plan"). The Directors Plan authorized the grant of options to outside directors to purchase up to 111,538 shares of common stock.

NOTE K--RETIREMENT PLAN

    The Company utilizes a third party for the processing and administration of its payroll and benefits. Under the agreement, the third party is legally a co-employer of all of the Company's employees, which are covered by the third party's 401(k) retirement plan. Under the plan, employer contributions are discretionary. The Company has made no contributions to the plan through December 31, 1998.

NOTE L--YEAR 2000

    Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with each "Year 2000" requirements. Claimsnet.com's business is dependent on the operation of numerous systems that could potentially be impacted by Year 2000 related problems. Those systems include, among others; hardware and software systems used by Claimsnet.com to deliver services to its customers (including Claimsnet.com's proprietary software systems as well as hardware and software supplied by third parties; communications networks,

                       CLAIMSNET.COM INC. AND SUBSIDIARY
                         (FORMERLY AMERICAN NET CLAIMS)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE L--YEAR 2000 (CONTINUED)

such as the Internet and private intranets, which Claimsnet.com depends on to provide electronic transactions to its customers, the internal systems of Claimsnet.com's customers and suppliers, the hardware and software systems used internally by Claimsnet.com in the management of its business; and non-information technology systems and services used by Claimsnet.com in its business, such as telephone systems and building systems.

    Claimsnet.com has internally reviewed the proprietary software systems it uses to deliver services to its customers. Although Claimsnet.com believes that its internally developed applications and systems are designed to be Year 2000 compliant Claimsnet.com utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party or currently owned equipment or software to operate properly with regard to the Year 2000 and thereafter could require Claimsnet.com to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on its business, prospects, financial condition, and results of operations. Claimsnet.com does not believe that its expenditures to upgrade its internal systems and applications will be material to its business, prospects, financial condition, and results of operations.

    Futhermore, the success of Claimsnet.com's efforts may depend on the success of other healthcare participants in dealing with their Year 2000 issues. Many of these organizations are not Year 2000 compliant and the impact of widespread customer failure on Claimsnet.com's systems is difficult to determine. Customer difficulties due to Year 2000 issues could interfere with healthcare transactions or information, which might expose Claimsnet.com to significant potential liability. If client failures result in the failure of Claimsnet.com's systems, its business, prospects, financial condition, and results of operations would be materially adversely affected. Furthermore, the purchasing patterns of these customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to become Year 2000 compliant. The costs of becoming Year 2000 compliant for current or potential customers may result in reduced funds being available to purchase and implement Claimsnet.com's applications and services.

    Claimsnet.com is conducting a formal assessment of its Year 2000 exposure in order to determine what steps beyond those identified by its internal review may be advisable. Claimsnet.com does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Any failure of Claimsnet.com to address any unforeseen Year 2000 issue could adversely affect its business, prospects, financial condition, and results of operations.

NOTE M--SUBSEQUENT EVENTS

    In February 1999, the Board of Directors authorized a 1.115385 for 1 split in common shares. (See Note H)

    On February 28, 1999 the Company completed the sale of the 1999 private placement for which the Company will issue 125,000 shares of common stock, and enter into note agreements in the amount of $1,000,000. Net proceeds from the transaction will be $900,000. The notes and all accrued interest will be due upon the earlier of the first day subsequent to the closing of the Company's initial public offering or one year from the closing of the private placement. The notes will bear interest at the rate of 12% per annum.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Medica Systems, Inc.

    We have audited the accompanying balance sheets of Medica Systems, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and the period from May 1, 1994 (inception) to December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medica Systems, Inc. as of December 31, 1996 and 1995 and the results of its operations and cash flows for the years then ended and for the period from May 1, 1994 (inception) to December 31, 1994 in conformity with generally accepted accounting principles.

                                          KING GRIFFIN & ADAMSON P.C.

Dallas, Texas

June 2, 1997

                              MEDICA SYSTEMS, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                1996       1995
                                                              --------   --------
CURRENT ASSETS
  Cash......................................................  $23,046    $21,271
  Accounts receivable, net of allowance of $24,000 and
  $-0-......................................................   32,216      6,991
  Prepaid expenses..........................................    4,388      --
  Deferred income taxes.....................................    3,316     10,465
                                                              -------    -------
    Total current assets....................................   62,966     38,727
                                                              -------    -------
FIXED ASSETS
  Office equipment..........................................   33,217     21,626
  Software..................................................   10,329      6,332
  Accumulated depreciation and amortization.................  (12,640)    (4,893)
                                                              -------    -------
                                                               30,906     23,065
                                                              -------    -------
OTHER ASSETS................................................      560        770
                                                              -------    -------
TOTAL ASSETS................................................  $94,432    $62,562
                                                              =======    =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable..........................................  $ 8,683    $ 3,469
  Accrued liabilities, including $1,300 due to
  stockholder...............................................   51,978      1,300
  Deferred revenue..........................................    --        75,000
  Federal income taxes payable..............................    1,011        129
                                                              -------    -------
    Total current liabilities...............................   61,672     79,898
                                                              -------    -------
DEFERRED INCOME TAXES, NON-CURRENT..........................    1,287      1,532
TOTAL LIABILITIES...........................................   62,959     81,430
                                                              -------    -------
COMMITMENTS AND CONTINGENCIES (Notes E, F and G)

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock--no par value; 1,000 shares
    authorized; 730 shares issued and outstanding...........   33,595     33,595
  Accumulated deficit.......................................   (2,122)   (52,463)
                                                              -------    -------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)........................   31,473    (18,868)
                                                              -------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)........  $94,432    $62,562
                                                              =======    =======

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

           YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                  MAY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                                                1996       1995       1994
                                                              --------   --------   --------
CONSULTING INCOME...........................................  $395,396   $120,902   $79,952
                                                              --------   --------   -------
OPERATING EXPENSES
  Bad debt provision........................................    24,000      --        --
  Claims processing.........................................     7,536      --        --
  Depreciation and amortization.............................     7,957      4,103     1,070
  Legal settlement..........................................    50,000      --        --
  Professional fees.........................................    46,788     17,522     1,825
  Rents.....................................................     2,625      --        --
  Salaries and payroll taxes................................   161,253    150,086    62,767
  Telephone.................................................    12,977      6,556     2,449
  Travel....................................................     8,352      8,779     1,000
  Other.....................................................    15,652      7,790    (1,826)
                                                              --------   --------   -------
    Total operating expense.................................   337,140    194,836    67,285
                                                              --------   --------   -------
NET INCOME (LOSS) BEFORE INCOME TAXES.......................    58,256    (73,934)   12,667
INCOME TAX BENEFIT (EXPENSE)................................    (7,915)    10,779    (1,975)
                                                              --------   --------   -------
NET INCOME (LOSS)...........................................  $ 50,341   $(63,155)  $10,692
                                                              ========   ========   =======

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

           YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM

                  MAY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                                                                           RETAINED
                                                                                           EARNINGS
                                                            NUMBER OF       COMMON       (ACCUMULATED
                                                             SHARES         STOCK          DEFICIT)
                                                            ---------      --------      ------------
Capital contribution at inception.........................     730         $33,595          $--
Net income................................................    --             --              10,692
                                                               ---         -------          -------
Balances at December 31, 1994.............................     730          33,595           10,692
Net loss..................................................    --             --             (63,155)
                                                               ---         -------          -------
Balances at December 31, 1995.............................     730          33,595          (52,463)
Net income................................................    --             --              50,341
                                                               ---         -------          -------
Balances at December 31, 1996.............................     730         $33,595          $(2,122)
                                                               ===         =======          =======

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

           YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                  MAY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                                                1996       1995       1994
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $50,341    $(63,155)  $10,692
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities............
    Depreciation and amortization...........................    7,957       4,103     1,070
    Provision for bad debts.................................   24,000       --        --
      Changes in assets and liabilities:
        Accounts receivable.................................  (49,225)     23,460   (30,451)
        Prepaid expenses....................................   (4,388)      --        --
        Organization costs..................................    --          --       (1,050)
        Accounts payable....................................    5,214       2,504       965
        Accrued liabilities.................................   50,677      (1,850)    3,150
        Deferred revenue....................................  (75,000)     75,000     --
        Federal income taxes payable........................      882         129     --
        Deferred income taxes...............................    6,904     (10,908)    1,975
                                                              -------    --------   -------
      Net cash provided (used) by operating activities......   17,362      29,283   (13,649)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.......................  (15,587)    (13,979)  (11,164)
                                                              -------    --------   -------
      Net cash used in investing activities.................  (15,587)    (13,979)  (11,164)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from common stock................................    --          --       30,780
                                                              -------    --------   -------
      Net cash provided by financing activities.............    --          --       30,780

NET INCREASE IN CASH........................................    1,775      15,304     5,967
  Cash--beginning balance...................................   21,271       5,967     --
                                                              -------    --------   -------
  Cash--ending balance......................................  $23,046    $ 21,271   $ 5,967
                                                              =======    ========   =======

Supplemental disclosure of income taxes paid................  $   129    $  --      $ --
                                                              =======    ========   =======

Supplemental schedule of non-cash investing and financing
  activities
  Equipment contributed by shareholder......................  $ --       $  --      $ 2,815
                                                              =======    ========   =======

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                  MAY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994

NOTE A--BACKGROUND AND ORGANIZATION

    Medica Systems, Inc. ("Medica" or the "Company") was incorporated in the state of Texas on May 1, 1994. Medica was formed for the purpose of developing software in the healthcare industry. The Company provides consulting services for medical billing processing.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF CASH FLOWS

    For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposits, and all highly liquid debt instruments with original maturities of 3 months or less when purchased.

OFFICE EQUIPMENT

    Office equipment is stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets of five to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized.

SOFTWARE

    Software is stated at cost. Amortization is calculated using the straight line method over the estimated useful lives of the software of five years.

INCOME TAXES

    The Company accounts for income taxes in accordance with the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

REVENUE RECOGNITION

    Revenue relating to services is recognized upon completion of services, which are usually completed within one fiscal year. Payments for services received in advance are deferred and recognized when services have been rendered.

USE OF ESTIMATES AND ASSUMPTIONS

    Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

                              MEDICA SYSTEMS, INC.

                 DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                  MAY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994

NOTE C--FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure about the fair value of all financial assets and liabilities for which it is practicable to estimate. All financial assets and liabilities are current and have carrying amounts and fair values of approximately the same amount.

NOTE D--INCOME TAXES

    Deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

                                                              1996       1995
                                                            --------   --------
Current deferred tax asset................................  $ 3,316    $10,465
Current deferred tax liability............................    --         --
                                                            -------    -------
  Net current deferred income taxes.......................    3,316     10,465
                                                            =======    =======
Non-current deferred tax asset............................    --         --
Non-current deferred tax liability........................   (1,287)    (1,532)
                                                            -------    -------
  Net non-current deferred income taxes...................  $(1,287)   $(1,532)
                                                            =======    =======

    The current deferred tax asset results from the differences in timing of revenue recognition for income tax and financial reporting purposes and use of cash basis for income tax purposes. The non-current deferred tax liability results from differences in depreciation for income tax and financial reporting purposes.

    The components of income tax expense (benefit) for the years ended
December 31, 1996 and 1995 and the period from May 1, 1994 to December 31, 1994 are as follows:

                                                      1996       1995       1994
                                                    --------   --------   --------
Federal:
  Current.........................................   $1,011    $    129    $--
  Deferred........................................    6,904     (10,908)    1,975
                                                     ------    --------    ------
                                                     $7,915    $(10,779)   $1,975
                                                     ======    ========    ======

    The Company's effective income tax rate differed from the Federal statutory rate of 15% as follows:

                                                      1996       1995       1994
                                                    --------   --------   --------
Statutory rate of 15% (the Company's effective tax
  rates during the periods presented) applied to
  net income (loss)...............................   $8,738    $(11,090)   $1,900
Non deductible expenses...........................     (228)       (240)       75
Other.............................................     (595)        551     --
                                                     ------    --------    ------
                                                     $7,915    $(10,779)   $1,975
                                                     ======    ========    ======

                              MEDICA SYSTEMS, INC.

                 DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                  MAY 1, 1994 (INCEPTION) TO DECEMBER 31, 1994

NOTE E--CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    The Company's business activities are primarily with customers located within the state of Texas. During 1996, four customers accounted for approximately 96% of revenues. One of the customers, American Medical Finance ("American Medical Finance"), accounted for 22% of the revenues for 1996. The remaining three customers accounted for 39%, 22% and 13%, respectively. American Medical Finance is an affiliate of ANC (See Note G). At December 31, 1996, one customer comprised approximately 43% of trade accounts receivable. The Company has recorded an allowance of $24,000 related to this receivable. A second customer, American Medical Finance, comprised approximately 29% of trade accounts receivable. Management evaluates accounts receivable balances on an on-going basis and provides allowances as necessary for amounts estimated to eventually become uncollectible. In the event of complete non- performance of accounts receivable, the maximum exposure to the Company is the recorded amount shown on the balance sheet.

NOTE F--COMMITMENT

    The Company entered into a lease for office space in November, 1996 which expires in April, 1997. Minimum lease payments under this lease for 1997 total $3,500.

NOTE G--SUBSEQUENT EVENTS

    The Company was involved in litigation which was settled subsequent to December 31, 1996. In terms of the settlement, the Company is obligated to pay $50,000. This amount was accrued and has been reflected as legal settlement expense for the year ended December 31, 1996.

    On May 30, 1997, the Company was acquired by American Net Claims ("ANC") in exchange for cash, notes and common stock of ANC.

                              MEDICA SYSTEMS, INC.

                                 BALANCE SHEET

                                 MARCH 31, 1997

                                  (UNAUDITED)

                                ASSETS
CURRENT ASSETS
  Cash......................................................  $ 36,113
  Accounts receivable, net of allowance of $30,000..........    37,226
  Deferred income taxes.....................................     4,063
                                                              --------
    Total current assets....................................    77,402
                                                              --------
FIXED ASSETS
  Office equipment..........................................    35,322
  Software..................................................    10,329
  Accumulated depreciation and amortization.................   (14,715)
                                                              --------
                                                                30,936
                                                              --------
OTHER ASSETS................................................       507
                                                              --------
TOTAL ASSETS................................................  $108,845
                                                              ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $ 12,018
  Accrued liabilities, including $1,300 due to
    stockholder.............................................    57,010
  Federal income taxes payable..............................     1,208
                                                              --------
    Total current liabilities...............................    70,236
                                                              --------
DEFERRED INCOME TAXES, NON-CURRENT..........................     1,487
TOTAL LIABILITIES...........................................    71,723
                                                              --------
STOCKHOLDERS' EQUITY
  Common stock--no par value; 1,000 shares authorized; 730
    shares issued and outstanding...........................    33,595
  Retained earnings.........................................     3,527
                                                              --------
TOTAL STOCKHOLDERS' EQUITY..................................    37,122
                                                              --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $108,845
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

                            STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1997

                                  (UNAUDITED)

CONSULTING INCOME...........................................  $106,507
                                                              --------

OPERATING EXPENSES
  Bad debt provision........................................     6,000
  Claims processing.........................................     5,775
  Depreciation and amortization.............................     2,128
  Professional fees.........................................    11,530
  Rents.....................................................     2,625
  Salaries and payroll taxes................................    62,206
  Telephone.................................................     4,345
  Travel....................................................     1,771
  Other.....................................................     3,817
                                                              --------
    Total operating expense.................................   100,197
                                                              --------

NET INCOME BEFORE INCOME TAXES..............................     6,310

INCOME TAX EXPENSE..........................................      (661)
                                                              --------

NET INCOME..................................................  $  5,649
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

                            STATEMENT OF CASH FLOWS

                       THREE MONTHS ENDED MARCH 31, 1997

                                  (UNAUDITED)

CASH FLOWS PROVIDED BY IN OPERATING ACTIVITIES
  Net income................................................  $  5,649
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization...........................     2,128
    Provision for bad debts.................................     6,000
      Changes in assets and liabilities:
        Accounts receivable.................................   (11,010)
        Prepaid expenses....................................     4,388
        Accounts payable....................................     3,335
        Accrued liabilities.................................     5,032
        Federal income taxes payable........................       197
        Deferred income taxes...............................      (547)
                                                              --------
      Net cash provided by operating activities.............    15,172

CASH FLOWS USED IN INVESTING ACTIVITIES
  Purchases of property and equipment.......................    (2,105)
                                                              --------
    Net cash used in investing activities...................    (2,105)

NET INCREASE IN CASH........................................    13,067
  Cash--beginning balance...................................    23,046
                                                              --------
  Cash--ending balance......................................  $ 36,113
                                                              ========
Supplemental disclosure of income taxes paid................  $  1,011
                                                              --------

   The accompanying notes are an integral part of these financial statements.

                              MEDICA SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           MARCH 31, 1997 (UNAUDITED)

NOTE A--INTERIM INFORMATION

    Interim information is unaudited; however, in the opinion of the Company's management, all adjustments necessary for a fair statement of interim results have been included in accordance with generally accepted accounting principles. All adjustments are of a normal recurring nature. The results for interim periods are not necessarily indicative of results to be expected for the entire year. These financial statements and notes should be read in conjunction with the Company's annual financial statements and the notes thereto for the fiscal year ended December 31, 1996.

NOTE B--SUBSEQUENT EVENT

    On June 2, 1997, the Company was acquired by American Net Claims ("ANC") in exchange for cash, notes and common stock of ANC.